Mail Stop 4561

May 29, 2008

Stephanie G. DiMarco
Chief Executive Officer and President
Advent Software, Inc.
600 Townsend Street
San Francisco, CA  94103
(415) 543-7696

>           **Re:    Advent Software, Inc.**
>                 **Form 10-K for the fiscal year ended December 31, 2007**
>                 **Filed March 13, 2008**
>                 **Definitive Proxy Statement on Schedule 14A filed April 4, 2008**
>                 **Form 8-K filed April 29, 2008**
>                 **File No. 000-26994**

Dear Ms. DiMarco:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Business, page 4

1.      We note that Advent conducts business in the Middle East and that you have sales offices throughout the Middle East regions, including Dubai.  Please provide us with a list of the other countries in the Middle East with which you, your

subsidiaries or other affiliated entities, currently, or currently intend to, do business. Please include in the list countries in which you conduct marketing and sales activities and from which you derive revenues and tell us the amount of revenues and/or expenses associated with each country, to the extent material.

<u>Intellectual Property and Other Proprietary Rights, page 14</u>

2.      You indicate that your success depends significantly upon your proprietary technology and that you rely upon patents, copyrights and trademark and trade secret laws to establish and maintain your proprietary rights in your technology and products. Please tell us whether you are significantly dependent on one or more of the patents, trademarks or licenses you reference. If so, you should discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

3.      You have indicated in the business section that continued turmoil in the credit markets and volatility in financial markets as among the trends you expect to affect the investment management industry. Further, you state in risk factors on page 17 that uncertain economic and financial market conditions may continue to affect your revenues. However, management's discussion and analysis does not describe these trends nor does it address the impact or potential impact of these trends on your results of operations. Since the majority of your clients are in the banking and investment management industry, it would appear that this is a known trend that should be discussed, to the extent material, for both the historical periods during which the company may have been affected as well as on a forward-looking basis in light of the information currently known to you. Please tell us what consideration you gave to including a discussion of this type in MD&A.

<u>Critical Accounting Policies and Estimates</u>

<u>Stock-Based Compensation, page 45</u>

4.      We note your disclosure that you use an external service provider to assist in making reasonable estimates of annual forfeiture rates for purposes of determining stock-based compensation expense. Following Securities Act Rule 436(b) of Regulation C, your filing should name the external service provider and include the expert's consent if your annual report is incorporated by reference into a Securities Act registration statement. Tell us what consideration you gave to this rule.

Results of Operation for Fiscal Years 2007, 2006 and 2005

Net Revenues, page 48

5.      In your comparison of revenues between the periods, you sometimes refer to two
        or more sources as components that contributed to material changes.  Tell us what
        consideration you gave to quantifying the amount of the changes that were due to
        each of the factors or events that you identify.  We note several factors identified
        without quantification in your discussions of maintenance revenues, other
        recurring revenue, and professional services revenue.  For example, you indicate
        that professional services recorded 2007 revenue of $22.3 million, an 18%
        increase over 2006 and that the increase was a reflection of growth in your
        consulting, project management, data conversion and custom reporting revenues
        associated with implementations of your APX and Geneva products.  Tell us what
        consideration you gave to quantifying your consulting, project management, data
        conversion and custom reporting growth and the rate at which you attract new
        business with regards to these services and products.  Refer to Instruction 4 to
        Item 303(a) of Regulation S-K and the related interpretive guidance in Section
        III.D of SEC Release 33-6835.

Exhibits

6.      It is unclear as to whether or not the period for which confidential treatment was
        granted for portions of exhibit 10.8 has expired.  Please furnish us with a copy of
        the most recent order granting confidential treatment to such exhibit.  With
        regards to that exhibit, your attention is directed to Item 10(d) of Regulation S-K.
        The exhibit should be available to the public for examination in the EDGAR
        system.  However, the initial filing of the exhibit, which appears to have been
        made in 1995, is not available on EDGAR.  If you intend to incorporate the
        exhibit by reference, please file it by amendment or advise.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 28

Compensation Benchmarking, page 31

7.      You indicate that in addition to the compensation practices of the companies
        listed, the Compensation Committee also reviews the executive pay practices of
        other software companies with whom you compete for talent as reported in the
        Radford High-Technology Executive Compensation Survey.  If you have
        benchmarked different elements of your compensation against a different group of
        companies from those disclosed, please identify the companies that comprise each
        group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Certain Relationships and Related Transactions, page 48

8.      We note that Robert A. Ettl is a member of Advent's board of directors, that
        Mr. Ettl currently serves as managing director of Allianz Global Investors and
        that Advent recognized revenue of $1.0 million from Allianz during fiscal 2007.
        Please tell us what consideration you gave to the disclosure requirement of Item
        404(a)(4) of Regulation S-K regarding the approximate dollar value of the amount
        of Mr. Ettl's interest in the transaction.

Form 8-K filed April 29, 2008

Exhibit 99.1

9.      We note your disclosure of financial guidance for non-GAAP operating margin
        and non-GAAP diluted EPS for Q208 and FY08 in your earnings release.  Please
        ensure that future uses of such measures are in compliance with the disclosure
        requirements of Item 10(e)(1)(i) of Regulation S-K.  In this respect, ensure that
        you include a reconciliation of your non-GAAP financial measures to the most
        directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of
        Regulation S-K.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson at (202) 551-3477 or Maryse Mills-Apenteng at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief